FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT REGARDING THE MERGER OF NBG AND P&K INVESTMENT SERVICES S.A.

In the ongoing drive to enhance the Group’s structures and adjust to developing conditions in the international and domestic markets, at their meeting today the Boards of National Bank of Greece S.A. and P&K Investment Services S.A. decided to merge the two companies through the absorption of P&K by NBG, as per the provisions of articles 69 et seq. and 78 of the Companies Act (Codified Law 2190/1920), articles 1 to 5 of Law 2166/1993 and article 16 of Law 2515/1997. 30th June 2008 was set as the date of the conversion balance sheets.

The merger is subject to the usual corporate procedures (preparation of the Draft Merger Agreement, approvals by the relevant corporate bodies), and legal formalities and approvals. NBG owns 100% of the share capital of P&K Investment Services S.A.; accordingly, on completion of the merger the share capital of NBG will not increase.

Athens, 26 June 2008

NATIONAL BANK OF GREECE

Reply to a letter from the Capital Market Commission

In reply to the Capital Market Commission’s letter under Prot. No 2872/26.6.2008 and relevant question, for the information of investors,    National Bank of Greece announces the following with respect to recent press publications regarding its expansion in Egypt:

On 24 and 25 June, NBG participated in the final phase of privatization of Egyptian Bank Banque du Caire. The Egyptian government declared the relevant tender fruitless, as none of the participating banks offered a price over the minimum acceptable level.

National Bank of Greece remains interested in pursuing growth in Egypt and seeks to expand its branch network.

Athens, 27 June 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

In accordance with current legislation, National Bank of Greece S.A. announces the following:

The Board of Directors decided on 26 June 2008 to increase the share capital of the Bank, in line with article 13 par. 13 of the Companies Act (Law 2190/1920), as amended, by €1,939,850 through the issue of 387,970 common registered shares of a par value of €5 each. Entitled to participate in the share capital increase are only those beneficiaries (i.e. executive members of the Board, management officers, and staff of the Bank and its affiliated companies) who exercised their stock options rights, as per the Plan initiated by the General Meeting of Shareholders on 1 June 2006 and BoD decisions on its implementation and the offering of the relevant options, and the Plan Regulation.

Following the said increase, the total paid-up share capital of the Bank will amount to €2,490,771,345 divided into a) 496,654,269 common registered shares of a par value of €5 each, and b) 25,000,000 redeemable preferred shares, without voting right and cumulative dividend, of a par value of €0.30 each. At the same Board meeting, it was decided to adjust the articles of association to reflect the said increase, for the completion of which the formalities of corporate legislation will be duly observed. In line with capital market legislation, and once the share capital increase has been completed, the Bank will make a further announcement regarding listing of the shares arising from the said increase.

Athens, 27 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 27th June, 2008

Chairman - Chief Executive Officer